UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

AmCOMP INCORPORATED
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

02342J101
(CUSIP Number)

SAM A. STEPHENS
c/o AmCOMP INCORPORATED
701 U.S. Highway One
North Palm Beach, Florida 33408
(561) 840-7171
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 10, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 02342J101

1	NAME OF REPORTING PERSON Sam A. Stephens
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,011,280[2]
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,011,280[2]
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,011,280[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN

_______________
2 Includes options to purchase 5,288 shares of Common Stock, all of which are currently exercisable or will become exercisable within 60 days after January 10, 2008.

CUSIP NO. 02342J101

The following constitutes the Schedule 13D filed by the undersigned, Sam A. Stephens (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of the common stock, par value $0.01 (the “Shares”), of AmCOMP Incorporated (the “Issuer”).  The address of the principal executive offices of the Issuer is 701 U.S. Highway One, North Palm Beach, Florida 33408.

Item 2.	Identity and Background.

(a)           This statement is filed by Sam A. Stephens, herein referred to as the “Reporting Person.”

(b)           The principal business address of the Reporting Person is c/o AmCOMP Incorporated, 701 U.S. Highway One, North Palm Beach, Florida 33408.

(c)           Other than serving as a director of the Issuer, the Reporting Person is retired.

(d)           The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           The Reporting Person has not during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person acquired the Shares of Common Stock pursuant to a Securities Purchase and Asset Transfer Agreement, dated as of January 26, 1996, among the Issuer, Florida Administrators, Inc. (now known as Pinnacle Administrative Company, a subsidiary of the Issuer), the Reporting Person and certain other persons, in exchange for securities of Florida Administrators, Inc. and Compensation Benefits, Inc. (now known as Pinnacle Benefits, Inc., a subsidiary of the Issuer), held by the Reporting Person.

The presently exercisable options and options exercisable within 60 days after January 10, 2008 to purchase 5,288 shares of Common Stock were granted to the Reporting Person in his capacity as a director of the Issuer.

Item 4.	Purpose of Transaction.

On January 10, 2008, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Employers Holdings, Inc., a Nevada corporation (“Parent”), and Sapphire Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”) pursuant to which each issued and outstanding share of Common Stock of the Issuer, other than dissenting shares or shares owned by the Issuer as treasury stock, or by Parent or Merger Sub, will be converted into the right to receive $12.50 per share in cash. As part of the Merger Agreement, Merger Sub will merge with and into the Issuer with the Issuer being the surviving corporation in the merger (the “Merger”).

CUSIP NO. 02342J101

The Merger Agreement and related transactions are subject to the approval of the Issuer’s stockholders and certain other customary closing conditions, which are expected to be completed by the end of the second quarter of 2008.

Concurrently with the execution of the Merger Agreement, the Reporting Person entered into a voting agreement with Parent (the “Voting Agreement”), under which he has agreed, during the period from and including January 10, 2008 through and including the date on which the Merger Agreement is terminated in accordance with its terms (the “Voting Period”), at any duly called meeting of the stockholders of the Issuer, and in any action by written consent of the stockholders of the Issuer, if a meeting is held, to appear at the meeting, in person or by proxy, or otherwise cause the 1,005,992 shares of Common Stock that he actually holds together with any other shares of Common Stock the voting power over which is acquired by the Reporting Person during the Voting Period (the “Subject Shares”) to be counted as present thereat for purposes of establishing a quorum.  He has also agreed to vote or consent, in person or by proxy, all of his Subject Shares (a) in favor of the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement (and any actions required in furtherance thereof), (b) against any action, proposal, transaction or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Merger Agreement or of the Reporting Person contained in the Merger Agreement, and (c) against the following actions or proposals (other than the transactions contemplated by the Merger Agreement):  (i) any Company Takeover Proposal (as defined in the Merger Agreement) or any proposal in opposition to approval of the Merger Agreement or in competition with or materially inconsistent with the Merger Agreement; and (ii) (A) any change in the persons who constitute the Board of Directors of the Issuer; (B) any material change in the present capitalization of the Issuer or any amendment of its Certificate of Incorporation or Bylaws; (C) any change in the Issuer’s corporate structure or business; or (D) any other action or proposal involving the Issuer or any of its subsidiaries that is intended, or could reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the transactions contemplated by the Merger Agreement or could reasonably be expected to result in any of the conditions to the Issuer’s obligations under the Merger Agreement not being fulfilled.

The Voting Agreement will terminate upon the earliest to occur of (a) the mutual written consent of Parent and the Reporting Person, (b) the effective time of the Merger, (c) the date of termination of the Merger Agreement in accordance with its terms, (d) the date of any change or amendment to the Merger Agreement that results in any decrease in the merger consideration, or (e) October 31, 2009.

This description of the Voting Agreement and the Merger Agreement is qualified in its entirety by reference to the Voting Agreement and the Merger Agreement, copies of which have been filed or incorporated by reference.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by the Reporting Person is based upon 15,290,181 Shares outstanding, which is the total number of Shares outstanding as of January 10, 2008, as reported in the Merger Agreement.

As of the close of business on January 10, 2008, the Reporting Person beneficially owned 1,011,280 Shares, constituting approximately 6.6% of the Shares outstanding.

CUSIP NO. 02342J101

(b)           Subject to the Voting Agreement, the Reporting Person may be deemed to have the sole power to vote and dispose of the Shares reported in this Schedule 13D.

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Person.

(d)           No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The description of the Merger Agreement and the Voting Agreement in Item 4 is incorporated herein by reference.  The Reporting Person is not participating in the purchase of the Issuer and if the Merger and the related transactions are consummated will receive the same per share consideration for his Shares as all other stockholders of the Issuer.  Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Person and any other person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

1.	Voting Agreement, dated as of January 10, 2008, by and among Employers Holdings, Inc. and Sam A. Stephens.

2.
Agreement and Plan of Merger, dated as of January 10, 2008, by and among AmCOMP Incorporated, Employers Holdings, Inc. and Sapphire Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 11, 2008.)

CUSIP NO. 02342J101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2008

/s/ Sam A. Stephens
SAM A. STEPHENS

CUSIP NO. 02342J101

SCHEDULE A

Transactions in the Securities of the Issuer During the Past 60 Days

Class of Security	Number of Shares Underlying Option	Exercise Price Per Share ($)	Date of Grant
Director Option Grant	1,412	$9.35	01/03/08